SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

March 26, 2008

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Changes within France Telecom’s executive management press release

Paris, March 25, 2008

Changes within France Telecom’s executive management

Didier Lombard, France Telecom Chairman and Chief executive Officier, has decided the following changes within Group’s management, starting from March 31, 2008 :

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Raoul Roverato is appointed Executive Vice-President in charge of the new growth businesses Division.

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Patricia Langrand, in addition to her current position, is appointed Special Advisor to the Chairman and CEO for relations with media and content players.

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The International Business Developpment Division, led by Anne Bouverot, reports to the Executive Senior Vice-President, Group Genral Secretary, Jean-Yves Larrouturou.

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The Division in charge of operations in Africa, Middle-East and Asia (AMEA) led by Marc Rennard reports to the Executive Senior Vice-President, Group Genral Secretary, Jean-Yves Larrouturou.

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The Home Line of Business, led by Antonio Anguita reports to the Executive Senior Vice-President in charge of Group Transformation and Operations in France, Louis-Pierre Wenes.

Jean-Yves Larrouturou joined the France Telecom Group in May 2003 after 15 years spent at the French ministry of economy, finance and industry, where he was appointed Communications Director in 2001.  In March 2004, he was appointed member of the Group Management Committee and Group General Secretary. Jean-Yves Larrouturou, 46,  is a graduate from École Centrale de Paris, Institut d'Études Politiques de Paris, École Nationale d'Administration and the Tokyo Institute for Fiscal and Monetary Policy.

Louis-Pierre Wenes began his carrer in 1972 at Matra Automobile. In 1989, he joined Coopers & Lybrand in 1989 as a partner responsible for the industrial and logistics sector, In 1996, he was appointed Vice President at A.T. Kearney and heading up its Paris office. He joined the France Telecom Group in January 2003 as Senior Vice President of Sourcing and Performance Improvement. He is a member of the Group Management Committee, in charge of Group Transformation and French Operations. Louis-Pierre Wenes, 58, is a graduate from École Centrale de Paris, and was born in 1949.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 170 million customers in five continents as of December 31, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007. As of December 31, 2007, the Group had 109.6 million mobile customers and 11.6 million broadband internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Press contact:

Béatrice Mandine + 33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 26, 2008	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Titel:	Group Deputy Chief Financial Officer